

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05009963

18 July 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 25 2005
WASH. D.C.
198
SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6.00am on Monday 18 July, Jeruk-2 ST4 operations were:- pulling out of hole with 6 inch coring assembly after cutting core 1.

A 7 inch liner has been run in the hole over the interval 4860-5088 metres. The current depth of the well is 5123 metres (measured depth).

An earlier open hole test in the primary Kujung carbonate objective over the interval 4974 to 5100 metres was curtailed due to operational problems. During the initial clean up period a mixture of oil and drilling fluids was flowed to surface at an unstabilised rate before the test was discontinued.

Planned total depth of the sidetrack is 5570 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

18 July 2005